Press Release

GreenPower Provides Business Update and Reports

Second Quarter Fiscal 2025 Results

Shareholder Call Scheduled for November 15, 2024 at 10 a.m. EST/7 a.m. PST

Vancouver, Canada, November 14, 2024 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower" and the "Company"), a leading manufacturer and distributor of all-elecgtric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today reported its second quarter fiscal year 2025 results and provided an update on its manufacturing operations.

"GreenPower spent the quarter advancing the school bus production process at its West Virginia facility by setting up an oversized paint booth and establishing production stations to increase throughput in order to meet customer orders and demands," said GreenPower President Brendan Riley. "The increase in production coupled with manufacturing process improvements is expected to result in higher gross profit margins and cost reductions on a per unit basis as throughput improves."

Riley said that the Company has been systematically increasing its production workforce to provide for its growing production. "Putting the workforce in place and validating the manufacturing process is key to our efficiency, and production growth which is expected to drive cost savings on a per unit basis. With these in place, GreenPower will be able to attain its longer-term manufacturing goal of producing 20 school buses per month," he said, noting that steady, measured growth, a foundation of GreenPower's model, is critical for maintaining quality throughout the production process.

"The growth in production complements GreenPower's sales strategy of focusing on states where there are money and mandates for electric school buses," added Fraser Atkinson, CEO of GreenPower. "While we continue to manufacture and sell EV school buses for current orders and contracts under both state and federal programs, the future is more focused on states that have put policies and plans in place to provide a cleaner, healthier ride for students through the deployment of electric school buses. States like California and New York, and regions like the Southwest."

During the second quarter of GreenPower's fiscal year 2025, the manufacturing process was exhibited when the Company produced the first Type D BEAST all-electric, purpose-built, zero-emission school bus for the 37 BEAST order from the state of West Virginia from its South Charleston plant, which was delivered at the beginning of our current quarter.  That was the second BEAST produced in the facility following the production of the Kanawha County bus purchased directly by the school district outside of the state order. Additional deliveries to fulfill the state order are planned to take place in the third and fourth quarters.

Second Quarter 2025 Highlights:

  Generated revenues of $5.3 million for the three months ended September 30, 2024, an increase of 78% over the previous quarter.
  Delivered 11 BEAST Type D all-electric school buses, six EV Star Cargo and EV Star Cargo Plus and five EV Star Passenger Vans.
  Deferred revenue increased to $10.4 million, including the current portion of $7.5 million, which is expected to be realized over the next year.
  At the end of the quarter GreenPower had working capital of $10.1 million including inventory of $31.7 million consisting of $9.3 million of finished goods, $18.6 million of work-in-process and $3.8 million of parts and components.
  Received order for school buses under EPA's Clean School Bus Program from the RWC Group for Arizona.

In October the Company completed an underwritten offering of 3,000,000 common shares raising gross proceeds of $3 million. The net proceeds from this offering are intended for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, product development, with the remainder, if any, for general corporate purposes.

For additional information on the results of operations for the periods ended September 30, 2024 review the interim financial statements and related reports posted on GreenPower's website as well as on www.sedar.com or filed on EDGAR.

Shareholder Call Information

Date: Friday November 15, 2024
Time: 7 a.m. PST/10 a.m. EST

Participant dial-in: (US) 1-844-739-3982 (Canada); 1-866-605-3852; (International) 1-412-317-5718. Ask to be joined into the GreenPower Motor Company Inc. conference call.

Webcast Link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=pVZ0NwpL

Replay: (US) 1-877-344-7529; (Canada) 1-855-669-9658; (International) 1-412-317-0088

Replay access code: 4413647

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2024 GreenPower Motor Company Inc. All rights reserved.